Exhibit (a)(1)(I)

Exchange Calculator

The Exchange Calculator below was designed to show the potential amount (if any) that would be received upon exercise of an SAR that is granted in the offer (a “New SAR”), based on assumed Echelon share prices selected by you.

The New SARs are to be granted in exchange for eligible options and SARs that currently are held by eligible Echelon employees (“Exchanged Awards”). As explained in the Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for New Stock Appreciation Rights (the “Offer to Exchange”), the number of New SARs granted will depend on the exercise price of the Exchanged Awards. The Exchange Calculator takes this exchange ratio into account and adjusts the amount that would be received upon exercise of the New SAR accordingly to reflect the exercise price of the Exchanged Award.

To use the Exchange Calculator, you will need to input (a) in the yellow box on Line 1 below, the actual exercise price of the Exchanged Award; (b) in the green box on Line 2 below, an assumed exercise price per share for the New SARs; and (c) in the blue box on Line 4 below, an assumed future share price for Echelon’s stock at the time the New SAR is exercised. The Exchange Calculator will then show the “Break-even Price” (which is further explained in Note 2) on Line 3 below, as well as the hypothetical profit per share based on future price (which is further explained in Note 3) on Lines 5 and 6 below. Echelon cannot guarantee the future price of its shares and therefore the actual exercise price of the New SARs and the actual future price of Echelon shares likely will be higher or lower than the amounts you enter. Therefore, you should consider entering a number of different assumed future prices on Lines 2 and 4 to see the effect of varying prices, which can be dramatic.

Line 1—Exchanged Award—Insert the exercise price of your current option or SAR here
Line 2—New SAR—Insert a hypothetical exercise price for the New SAR (see Note 1)

Line 3—"Break-even Price" (see Note 2)

Line 4—Future Price at Exercise—Insert a hypothetical future stock price (see Note 5)

Hypothetical Profit Per Share Based on Future Price (see Note 3)
Line 5—If you do not exchange
Line 6—If you exchange

Note 1—In the green shaded box on Line 2, you can insert an assumed exercise price per share for the New SARs that will be granted following the close of the offer. The actual per share exercise price for the New SARs will equal the closing price of Echelon’s stock on the date that the offer closes. Accordingly, the assumed price that you enter in the Exchange Calculator likely will not equal the actual exercise price of the New SARs, which may be lower or higher than the price that you enter. Prior to the close of the offer, no one can predict with certainty the future price of Echelon shares or the actual exercise price of the New SARs.

Note 2—The “Break-even Price” shown on Line 3 represents the price Echelon’s stock must trade at in order for the potential per share gain an employee would recognize on an Exchanged Award to equal the potential per share gain that would be recognized on the New SARs. If the exercise price of the Exchanged Award entered into the yellow box on Line 1 is less than or equal to the New SAR exercise price entered into the green box on Line 2, the message “Not Exchangeable” will appear on Line 3. This is due to the fact that only Eligible Awards with an exercise price greater than the closing price of Echelon’s common stock on the offer’s expiration date are eligible to be exchanged.

Note 3—The Hypothetical Profit Per Share Based on Future Price compares the amount of per share profit an employee would realize assuming a) they DO NOT exchange their existing award (Line 5), and b) they DO exchange their existing award (Line 6). The future price used to compute the per share profit is input in the blue box on Line 4. In order that this comparison be on an “apples-to-apples” basis, the Hypothetical Profit Per Share Based on Future Price for the New SAR takes into consideration the reduction, if any, in the number of New SARs to be awarded in light of the exchange ratio. For purposes of the Exchange Calculator, “profit” is the value (which will paid in Echelon shares) that you will receive (if any) upon exercise of a single vested SAR. This profit will be reduced by applicable tax withholding and your actual monetary benefit from the New SAR ultimately will depend on when you choose to sell the Echelon shares received and the price that you receive for the shares.

Important: You will be able to exercise a New SAR only if it is vested. Therefore, even if the Exchange Calculator shows that the potential profit on a New SAR is greater than for an Exchanged Award, you would not be able to profit from the New SAR unless it actually vests.

Note 4—If the price for an Exchanged Award is less than $12, the exchange ratio will be 1 to 1 and therefore the Exchanged Award cannot have a higher value than the New SAR during the term of the New SAR, which may be shorter than the term of the Exchanged Award.

Note 5—In the blue box on Line 4, you can insert an assumed future price per share for Echelon’s stock. The Exchange Calculator uses this price to show the amount (if any) that would be received upon exercise of a vested SAR at the assumed exercise price that you enter. Of course, no one can predict with certainty the future price of Echelon shares. Accordingly, the actual future price of Echelon shares likely will be higher or lower than the assumed future price that you enter. Consequently, if you are using this Exchange Calculator to help you determine whether you want to participate in the offer you should consider entering a number of different assumed future prices.

Important: The Exchange Calculator is being provided to you solely as a convenience for purposes of making limited mathematical calculations regarding the potential amount that could be received from Exchanged Awards or New SARs. The Exchange Calculator does not take into account all of the factors that you should consider in deciding whether to participate in the offer. For example, the Exchange Calculator does not account for vesting. You will be able to profit from a New SAR only if it actually vests. Therefore, even if the Exchange Calculator shows that the potential profit on a New SAR is greater than for an Exchanged Award at the assumed prices you enter, you would be able to profit from the New SAR only if it actually vests.

If the New SAR never vests, you might have been better off not participating in the offer. The Exchange Calculator also does not consider, among other things, tax effects, the term on the New SARs (which could be less than the term of the option or SAR that you exchanged) and other factors that could affect the potential profit from a New SAR.

Please be sure to carefully read the Offer to Exchange before deciding whether or not to participate in the offer. The Offer to Exchange documents contain important information and risks that should be considered before deciding whether or not to participate.

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